UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Jiang Yongzhi
Name:	Jiang Yongzhi
Title:	Joint Company Secretary
Dated: November 2, 2010

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated November 1, 2010, entitled “Renewal of Continuing Connected Transactions in Respect of 2011 to 2013”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CNOOC Limited
（中國海洋石油有限公司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS
IN RESPECT OF 2011 TO 2013

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2011 TO 2013

Reference is made to the 2007 Circular in relation to Continuing Connected Transactions between the Group and CNOOC and/or its Associates. The Independent Shareholders had approved the Non- exempt Continuing Connected Transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for the three years ending 31 December 2010 at the 2007 EGM.

The Company expects to continue the Continuing Connected Transactions after 31 December 2010 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter 14A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2011 to 31 December 2013), including disclosing further information thereof in this announcement, seeking Independent Shareholders' approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 64.41% of the issued share capital of the Company, the Revised Cap for the Relevant Category and the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to approval from the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same. A circular containing, amongst other things, further information on the terms the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of Somerley, the Independent Financial Advisor, together with a notice to convene an extraordinary general meeting to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), is expected to be issued to the Shareholders as soon as practicable.

RENEWAL OF CONTINUING CONNECTED TRANSACTIONS IN RESPECT OF 2011 TO 2013

Background

Reference is made to the 2007 Circular in relation to Continuing Connected Transactions between the Group and CNOOC and/or its Associates. As mentioned above, the Independent Shareholders had approved the Non-exempt Continuing Connected Transactions between the Group and CNOOC and/or its Associates and the relevant annual caps for the three years ending 31 December 2010 at the 2007 EGM.

The Company expects to continue the Continuing Connected Transactions after 31 December 2010 and therefore will, in accordance with the Listing Rules, re-comply with the provisions of Chapter 14A of the Listing Rules in relation to the Continuing Connected Transactions for the next three years (i.e. from 1 January 2011 to 31 December 2013), including disclosing further information thereof in this announcement and seeking Independent Shareholders' approval for the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

Continuing Connected Transactions under the Comprehensive Framework Agreement

The Company entered into a Comprehensive Framework Agreement on 1 November 2010 with CNOOC for the provision (1) by the Group to CNOOC and/or its Associates and (2) by CNOOC and/or its Associates to the Group, of a range of products and services which may be required and requested from time to time by either party and/or its Associates in respect of the Continuing Connected Transactions, the details of which are set out below. The term of the Comprehensive Framework Agreement is for a period of three years from 1 January 2011, and is conditional upon Independent Shareholders’ approval. The Comprehensive Framework Agreement is substantially on the same terms as the terms contained in the comprehensive framework agreements entered into by the Company on 8 November 2007, as described in the 2007 Circular.

The Continuing Connected Transactions under the Comprehensive Framework Agreement can be categorised as follows:

•       Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)   Provision of exploration and support services;

(b)   Provision of oil and gas development and support services;

(c)   Provision of oil and gas production and support services;

(d)   Provision of marketing, management and ancillary services; and

 (e)   FPSO vessel leases;

•       Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates;

•       Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)   Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas); and

(b)   Long term sales of natural gas and liquefied natural gas.

Note:    The categories “Provision of exploration and support services”, “Provision of oil and gas development and support services”, “Provision of oil and gas production and support services”, “FPSO vessel leases”, “Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)” and “Long term sales of natural gas and liquefied natural gas” are Non-exempt Continuing Connected Transactions subject to the reporting, announcement and Independent Shareholders' approval requirements. The other categories of Continuing Connected Transactions are exempted from the Independent Shareholders' approval requirement but are subject to the reporting and announcement requirements.

Since the establishment of the Company, certain Associates of CNOOC specialising in exploration, oil and gas development, oil and gas production, as well as marketing, management and ancillary services provided these services to the Group through bidding process (which generally involves inviting potential suppliers to provide their qualifications in the relevant field of services, selecting suitable suppliers based on a review of their qualifications and inviting them for bidding, evaluating the bidding documents and quotations, and awarding the contract to the bidder who offered the best commercial terms and technical terms to the Company). Depending on the total value of the bid, an independent committee comprising outside specialists may also be involved. The Group will continue to use these services provided by Associates of CNOOC. CNOOC also provides certain of these services from time to time. The services provided by CNOOC and/or its Associates are set out below.

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a)   Provision of exploration and support services

The services provided by CNOOC and/or its Associates to the Group on exploration operations include:

•       well site survey;

•       seismic data acquisition and processing;

•       integrated exploration research services;

•       exploration well operation;

•       related technical services on exploration well;

•       tow-boat, transportation and safety services; and

•       other related technical and supporting services.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the charges for the provision of such exploration and support services and payable to CNOOC and/or its Associates were approximately RMB4,445.4 million, RMB4,421.9 million and RMB2,690.1 million, respectively.

(b)  Provision of oil and gas development and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas development operations include:

•       platform survey;

•       drilling and completion well operation;

•       related technical services on drilling and completion;

•       design, construction, installation and tuning of production facilities;

•       shipping transportation;

•       provision of materials;

•       integrated research on development techniques; and

•       other related technical and supporting services.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the charges for the provision of such oil and gas development services payable to CNOOC and/or its Associates were approximately RMB9,984.6 million, RMB21,974.8 million and RMB6,273.9 million,  respectively.

(c)   Provision of oil and gas production and support services

The services provided by CNOOC and/or its Associates to the Group on oil and gas production operations are set out below. In addition, CNOOC and/or its Associates also provide various facilities and ancillary services, such as provision of different types of materials, medical and employee welfare services, maintenance and repair of major equipments and supply of water, electricity and heat to the Group, some of which may not be available from independent third parties or available on comparable terms.

•       integrated research on production techniques;

•       well workover;

•       shipping transportation;

•       oil tanker transportation;

•       provision of materials;

•       maintenance of platform;

•       repair of equipment and pipeline;

•       production operations;

•       oil and gas production labour services;

•       warehousing and storage;

•       lease of equipment and building;

•       road transportation services;

•       telecommunication and network services;

•       wharf services;

•       construction services, including roads, wharf, buildings, factories and water barrier;

•       maintenance and repair of major equipment;

•       medical, childcare and social services;

•       provision of water, electricity and heat;

•       security and fire services;

•       technical training;

•       accommodation;

•       maintenance and repair of buildings;

•       catering services; and

•       other related technical and supporting services.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the charges for the provision of such oil and gas production services payable to CNOOC and/or its Associates were approximately RMB3,656.0 million, RMB4,115.6 million and RMB2,026.7 million, respectively.

(d)   Provision of marketing, management and ancillary services

CNOOC and/or its Associates provide marketing, administration and management, management of oil and gas operations and integrated research services to the Group, as well as other ancillary services relating to the exploration, development, production and research activities of the Group, which include:

•       marketing services;

•       management;

•       staff recruitment;

•       publishing;

•       telecommunications;

•       leases of properties;

•       property management;

•       water, electricity and heat supply;

•       sewage disposal;

•       car rental;

•       integrated services such as record keeping, filing, repair of computer, catering and  photocopying; and

•       integrated research.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the charges for the provision of other marketing, management and ancillary services excluding leases of properties and property management payable to CNOOC and/or its Associates were approximately RMB351.98 million, RMB513.51 million and RMB189.19 million, respectively.

In addition, as part of providing administration and management services to the Group, CNOOC and/ or its Associates leased certain premises covering an aggregate area of approximately 70,000 square meters, including its headquarters, located throughout the PRC and in Singapore, to the Group for use as office premises and staff quarters. In addition to leasing these properties, CNOOC and/or its Associates also provided management services in respect of certain properties leased to the Group. CNOOC and/or its Associates which own one or more of the leased buildings have entered into individual lease and/or management agreements with the Company. Each agreement is in writing and for a term of less than three years.

As its business continues to expand, the Group may, subject to the relevant Proposed Caps, also enter into additional lease and management agreements with CNOOC and/or its Associates from time to time.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the aggregate rentals and management fees payable by the Group to CNOOC and/or its Associates were approximately RMB190.72 million, RMB188.60 million and RMB94.43 million, respectively. JLLSL, an independent property valuer, has confirmed that the payments due under the lease agreements and the management agreements reflect the fair and reasonable commercial market rent and management fee.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, the aggregate charges for the provision of marketing, management and ancillary services (including leasing and management of properties) payable by the Group to CNOOC and/or its Associates were approximately RMB542.70 million, RMB702.11 million and RMB283.63 million, respectively.

Pricing of transactions relating to services provided by CNOOC and/or its Associates to the Group under paragraphs (a) to (d) above

The continuing connected transactions referred to in paragraphs (a) to (d) above relate to services provided by CNOOC and/or its Associates to the Group. In general, the services provided by CNOOC and/or its Associates to the Group are based on arm's length negotiations with CNOOC and/or its Associates on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, including considerations such as volume of sales, length of contracts, package of services, overall customer relationship and other market factors.

For services provided by CNOOC and/or its Associates to the Group as described above, on the basis of the above pricing principle, such service must be charged in accordance with the following pricing mechanism and in the following sequential order:

(i)     State-prescribed prices; or

(ii)    where there is no State-prescribed price, market prices, including the local, national or international market prices; or

(iii)   when neither (i) nor (ii) is applicable, the cost to CNOOC and/or its Associates for providing the relevant services (including the cost of sourcing or purchasing from third parties) plus a margin of not more than 10%, before any applicable taxes.

The Company expects that the costs relating to any future contracts with CNOOC and/or its Associates will be on a similar basis.

 It is envisaged that from time to time and as required, individual agreements will be entered into between CNOOC and/or its Associates and relevant members of the Group. Each agreement will set out the specific services requested by the relevant party and any detailed technical and other specifications which may be relevant to those services. The agreements may only contain provisions which are in all material respects consistent with the guidelines and terms and conditions as set out above.

(e)   FPSO vessel leases

The Group leases floating production, storage and offloading (FPSO) vessels from CNOOC EnerTech for use in oil production operations at market prices and on normal commercial terms after arm's length negotiations which are calculated on a daily basis. Moreover, the terms offered by CNOOC and/or its Associates to the Group should not be less favourable than those granted by CNOOC and/or its Associates to their third party customers. The charges for a vessel may be based on a fixed daily rate, or on a floating rate determined by multiplying a rate with the oil and gas production volume. FPSO vessels are usually located next to the offshore oil platforms and are an integrated facility used by the Group during its offshore oil production for processing, storage and offloading of crude oil. The terms of FPSO vessel leases are usually determined based on the expected term of oil production. The Company leases five FPSO vessels (excluding the one under repairs but including the replacement FPSO vessel) from CNOOC EnerTech, an Associate of CNOOC, with a term of in a range of from 10 years to 15 years (where the lease for one of the FPSO vessel leases was for an initial term of 10 years with a right of renewal, at the sole option of the Company, for another 10 years). The Directors expect that the Group will maintain the number of FPSO vessels at five for coming three financial years ending 31 December 2011, 2012 and 2013. The Comprehensive Framework Agreement provides that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2013, then the agreements falling under this category will terminate on that date. The views of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules will be included in its letter of advice contained in the circular to be despatched to the Shareholders. For the two years ended 31 December 2009 and the six months ended 30 June 2010, the aggregate rentals of FPSO vessels payable by the Group to CNOOC and/or its Associates were approximately RMB1,037.3 million, RMB1,631.8 million and RMB691.6 million, respectively.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

In addition to providing various services to the Group, CNOOC and/or its Associates may also utilise various types of management, technical, facilities and ancillary services, including the supply of materials provided by the Group from time to time. The pricing for such services will be determined based on the same pricing principles applicable to transactions relating to services provided by CNOOC and/or its Associates to the Group under paragraph (a) to (d) above, which will be negotiated and agreed on normal commercial terms between the parties. The services that may be provided by the Group to CNOOC and/or its Associates include:

•       technical consulting;

•       technology transfer;

•       management;

•       technical research services; and

•       other supporting services.

The Group did not enter into any such transactions for the two years ended 31 December 2009 and the six months ended 30 June 2010. However, the development of CNOOC towards a world-class integrated energy company requires it to continue to optimize its industrial chain. To facilitate such development, it is anticipated that CNOOC may require the provision of technical consulting, technical transfer, management services, technical research services and other related services from the Group, and the Group may provide certain of these services to CNOOC and/or its Associates in the near future.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a)   Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)

The Group may sell petroleum and natural gas products, including crude oil, condensate oil, liquefied petroleum gas, natural gas and liquefied natural gas, to CNOOC and/or its Associates which engage in downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms. It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. Although most of the natural gas and liquefied natural gas will be sold under the long term sales contracts as described below, the Group also sells certain volumes of natural gas and liquefied natural gas to CNOOC and/or its Associates on a short-term basis for the purpose of peak adjustment and to reap higher profits. For this type of sales, the Company has not entered into any sales contracts for a term ranging between 3 to 5 years.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates were approximately RMB39,543.1 million, RMB54,606.3 million and RMB41,688.2 million, respectively.

(b)   Long term sales of natural gas and liquefied natural gas

The Group sells natural gas to CNOOC and/or its Associates which engage in downstream petroleum businesses at State-prescribed prices or local, national or international market prices and on normal commercial terms, which is subject to adjustment in accordance with movements in international oil prices as well as other factors such as the term of the sales agreement and length of the relevant pipeline. Due to the size of investment and the fact that sales are usually made to markets proximate to the production site, and that purchasers tend to utilize the natural gas products in areas close to the production site, and in order to ensure the return on investment from production of natural gas, the Group will usually enter into long term sales contracts with a term of 5 to 20 years. The Group classifies sales contracts with the term of 5 years or more as long term contracts for sales of natural gas and liquefied natural gas. It is market practice for the term of the sales contract to be determined based on the estimated reserves and production profile of the relevant gas fields.

The Group has also invested and acquired interests in liquefied natural gas related upstream projects in North West Shelf, Australia. It is envisaged that from time to time the Group may sell liquefied natural gas explored from these gas reserves mentioned above and other gas reserves in which the Group may invest in the future to CNOOC and/or its Associates. In order to ensure the return on investment and to achieve the requirements of the lenders, it is anticipated that the terms of sales contracts in relation to the liquefied natural gas will be around 25 years. The Group may sell liquefied natural gas to CNOOC and/or its Associates which engage in the downstream petroleum businesses at state-prescribed prices or local, national or international market prices and on normal commercial terms taking into account the term of the sales contract.

It is envisaged that individual sales contracts will be entered into from time to time between the Group and CNOOC and/or its Associates in relation to such sales. The Comprehensive Framework Agreement provides that if the Company fails to obtain approval of the annual caps for this category of continuing connected transactions after 31 December 2013, then the individual agreements falling under this category will terminate on that date. The views of the Independent Financial Adviser in accordance with the requirements of Rule 14A.35(1) of the Listing Rules will be included in its letter of advice contained in the circular to be despatched to the Shareholders.

For the two years ended 31 December 2009 and the six months ended 30 June 2010, long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates were approximately RMB2,636.7 million, RMB2,909.6 million and RMB1,922.4 million, respectively.

Reasons for and benefits of the Continuing Connected Transactions

Prior to the restructuring of CNOOC and establishment of the Company, CNOOC and/or its Associates and the Group operated as an integrated organisation which undertook numerous intra-group transactions each year. As a consequence of the restructuring and upon the listing of the Company's shares on the Stock Exchange, a number of transactions which have been entered into and which are to be entered into between the Group and CNOOC and/or its Associates will constitute continuing connected transactions for the Company under the Listing Rules.

The Continuing Connected Transactions are and will be conducted in the ordinary and usual course of business of the Company. These transactions will continue to be agreed on an arm's length basis with terms that are fair and reasonable to the Company. Due to the long-term relationship between the Group and CNOOC Group, the Directors (excluding the independent non-executive Directors) consider that: (a) it is beneficial to the Company to continue to enter into the Continuing Connected Transactions as these transactions have facilitated and will continue to facilitate the operation and growth of the Company's business; (b) all the above Continuing Connected Transactions have been conducted on normal commercial terms, or on terms no less favourable than those available to the Group from independent third parties, under prevailing local market conditions, and were entered into in the ordinary and usual course of business of the Group, are fair and reasonable and in the interests of the Company and the Shareholders as a whole, and that the relevant Proposed Caps for each of the above Continuing Connected Transactions are fair and reasonable.

The independent non-executive Directors constituting the Independent Board Committee will give their view after considering the advice from the Independent Financial Adviser, and their view will be given in the circular to be despatched to the Shareholders.

Proposed Caps and rationale

The Board has considered and proposed that the following Proposed Caps in respect of the Continuing Connected Transactions which will serve as the maximum annual value of the relevant transactions above for the period from 1 January 2011 to 31 December 2013:

Continuing connected transactions	Historical amount	Existing 2010 annual cap	2011 to 2013 Proposed Caps	Basis of determination of the Proposed Caps

Provision of exploration, oil and gas development, oil and gas production as well as marketing, management and ancillary services by CNOOC and/or its Associates to the Group

(a) Provision of exploration and support services	For the two years ended 31 December 2009 and the six months ended 30 June 2010, approximately RMB4,445.4 million, RMB4,421.9 million and RMB2,690.1 million, respectively	For the year ending 31 December 2010, RMB9,066 million	For the three years ending 31 December 2013, RMB6,676 million, RMB7,431 million and RMB7,737 million, respectively
The annual proposed caps for the provision of exploration and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the exploration and support services provided by CNOOC and/or its Associates to the Group; the estimated increase in the level of exploration activities by the Group within the PRC and the expansion of exploration operations. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group's future anticipated expansion plan.

(b) Provision of oil and gas development and support services	For the two years ended 31 December 2009 and the six months ended 30 June 2010, approximately RMB9,984.6 million, RMB21,974.8 million and RMB6,273.9 million, respectively	For the year ending 31 December 2010, RMB26,759 million	For the three years ending 31 December 2013, RMB24,067 million, RMB37,906 million and RMB38,822 million, respectively
The annual proposed caps for the provision of oil and gas development and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas development and support services provided by CNOOC and/or its Associates to the Group, the number of ongoing and estimated future development projects and the stages of such projects. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group's future anticipated expansion plan

(c) Provision of oil and gas production and support services	For the two years ended 31 December 2009 and the six months ended 30 June 2010, approximately RMB3,656.0 million, RMB4,115.6 million and RMB2,026.7 million, respectively	For the year ending 31 December 2010, RMB7,253 million	For the three years ending 31 December 2013, RMB8,228 million, RMB9,051 million and RMB9,956 million, respectively
The annual proposed caps for the provision of oil and gas production and support services have been determined with reference to previous transactions conducted and transaction amounts in respect of the oil and gas production and support services provided by CNOOC and/or its Associates to the Group, the anticipated commencement of production of more new oilfields, introduction of more measures to increase production and more repair and maintenance costs for production facilities. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group's future anticipated expansion plan.

(d) Provision of marketing, management and ancillary services	For the two years ended 31 December 2009 and the six months ended 30 June 2010, approximately RMB542.70 million, RMB702.11 million and RMB283.63 million, respectively	For the year ending 31 December 2010, RMB967 million	For the three years ending 31 December 2013, RMB820.98 million, RMB856.52 million and RMB905.09 million, respectively
The annual proposed caps for the provision of marketing, management and ancillary services have been determined with reference to previous transactions conducted and transaction amounts in respect of the marketing, management and ancillary services provided by CNOOC and/or its Associates to the Group; the continued expansion of the Group’s business and sales of oil and gas; and the potential increase in staffing. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(e) FPSO vessel leases	For the two years ended 31 December 2009 and the six months ended 30 June 2010, approximately RMB1,037.3 million, RMB1,631.8 million and RMB691.6 million, respectively	For the year ending 31 December 2010, RMB3,250 million	For the three years ending 31 December 2013, RMB1,401 million, RMB1,390 million and RMB1,546 million, respectively
The annual proposed caps for the FPSO vessel leases have been determined with reference to previous transactions conducted and transaction amounts in respect of the FPSO vessel leases provided by CNOOC and/or its Associates to the Group, the anticipated number of FPSO vessels to be leased and the higher charging rate of a vessel which will be available in 2013. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates

Provision of management technical, facilities and ancillary services, including the supply of materials	There have been no such transactions for the two years ended 31 December 2009 and the six months ended 30 June 2010	For the year ending 31 December 2010, RMB100 million	For the three years ending 31 December 2013, RMB100 million, RMB100 million and RMB100 million, respectively
The annual proposed caps for the provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/ or its Associates have been determined with reference to the anticipated need by CNOOC and/or its Associates for the provision of such services as a result of CNOOC’s need to optimize its industrial chain to facilitate its development towards a world-class integrated energy company. The annual proposed caps are based on the previous caps approved by the independent shareholders in the 2007 EGM. The Directors are of the view that the proposed caps provide sufficient flexibility for the Group’s future anticipated business activities.

Sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates

(a) Sales of petroleum and natural gas products (other than long term sales of natural gas and liquefied natural gas)	For the two years ended 31 December 2009 and the six months ended 30 June 2010, approximately RMB39,543.1 million, RMB54,606.3 million and RMB41,688.2 million, respectively	For the year ending 31 December 2010, RMB181,782 million	For the three years ending 31 December 2013, RMB152,315 million, RMB158,163 million and RMB165,561 million, respectively
The annual proposed caps for the sales of petroleum and natural gas products by the Group to CNOOC and/ or its Associates have been determined with reference to historical transactions and transaction amounts in respect of the sales of petroleum and natural gas products by the Group to CNOOC and/or its Associates, the scheduled production capacity of the Group, the anticipated demand by CNOOC and/or its Associates for its downstream operations (including downstream facilities which commenced operation recently and new downstream facilities commencing production between 2011 and 2013), the estimated resultant increase in the Group's production and sales and the potential fluctuation and increase in the prices of crude oil. The increase in such cap amounts also took into account the fact that crude oil from new oilfields, which is expected to be made up of a higher proportion of heavy crude oil, needs to undergo refining processes which are carried out primarily by CNOOC and/or its Associates. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

(b) Long term sales of natural gas and liquefied natural gas	For the two years ended 31 December 2009 and the six months ended 30 June 2010, approximately RMB2,636.7 million, RMB2,909.6 million and RMB1,922.4 million, respectively	For the year ending 31 December 2010, RMB8,763 million	For the three years ending 31 December 2013, RMB8,034 million, RMB9,146 million and RMB21,155 million, respectively
The annual proposed caps for long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/
or its Associates have been determined with reference to historical transactions and transaction amounts in respect of the long term sales of natural gas and liquefied natural gas by the Group to CNOOC and/or its Associates, the anticipated increase in production as a result of operation of new gas fields, the ongoing production of existing gas fields; the anticipated demand by CNOOC and/or its Associates for its downstream operations; the estimated resultant increase in sales; and the potential fluctuation and increase in the prices of natural gas. The Directors are of the view that the proposed caps provide sufficient increment for the Group to capture the Group’s future anticipated expansion plan.

Disclosure and/or Independent Shareholders’ approval requirements

Under the Listing Rules, the following categories of Continuing Connected Transactions are exempted from the Independent Shareholders’ approval requirement but are subject to the reporting and announcement requirements set out in Rules 14A.45 to 14A.47 of the Listing Rules, as each of the percentage ratios under Rule 14.07 of the Listing Rules (other than the profits ratio), where applicable, in relation of each of these categories is, on an annual basis, expected to be less than 5% under Rule 14A.34(1) of the Listing Rules:

•       Provision of marketing, management and ancillary services from CNOOC and/or its Associates to the Group; and

•       Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates.

Under the Listing Rules, the Non-exempt Continuing Connected Transactions are subject to the reporting, announcement and Independent Shareholders’ approval requirements as the anticipated transaction amounts are expected to be equal to or exceed 5% of the relevant percentage ratios under the Listing Rules. The Company will seek the Independent Shareholders’ approval at the Extraordinary General Meeting for the Non-exempt Continuing Connected Transactions and the relevant Proposed Caps on the condition that:

1.     the annual amount of each category of the Non-exempt Continuing Connected Transactions shall not exceed the relevant Proposed Cap;

2.     (i)    the Non-exempt Continuing Connected Transactions will be entered into in the ordinary and usual course of business of the Group and either (a) on normal commercial terms or (b) if there is no available comparison, on terms no less favourable than terms available to the Group from independent third parties; and

(ii)   the Non-exempt Continuing Connected Transactions will be entered into in accordance with the Comprehensive Framework Agreement and on terms that are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

The Company will comply with relevant provisions of the Listing Rules in relation to each category of the Non-exempt Continuing Connected Transactions.

APPROVAL BY INDEPENDENT SHAREHOLDERS

As CNOOC indirectly owns an aggregate of approximately 64.41% of the issued share capital of the Company, the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps) are subject to approval from the Independent Shareholders under the Listing Rules. In view of the interests of CNOOC held indirectly through OOGC and CNOOC BVI, OOGC, CNOOC BVI and their respective Associates will abstain from voting in relation to the resolutions approving the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps).

An Independent Board Committee has been formed to advise the Independent Shareholders in connection with the terms of the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), and Somerley has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders on the same.

GENERAL

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil, natural gas and other petroleum products.

CNOOC Group principally engages in the provision of technical services, logistic services, chemicals and fertilizer production, natural gas and power generation and financial services.

A circular containing, amongst other things, further information on the terms of the Continuing Connected Transactions, a letter from the Independent Board Committee, an opinion of Somerley, the Independent Financial Advisor, together with a notice to convene the Extraordinary General Meeting to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps), is expected to be issued to the Shareholders on 3 November 2010.

DEFINITIONS

“2007 EGM”	the extraordinary general meeting of the Company held on 6 December 2007

“2007 Circular”	the circular issued by the Company to its Shareholders in respect of the Existing Waiver for certain continuing connected transactions dated 13 November 2007

“Associate”	has the meaning ascribed thereto under the Listing Rules

“Board”	the board of Directors of the Company

“CNOOC”	China National Offshore Oil Corporation (中國海洋石油總公司), the controlling shareholder of the Company indirectly holding approximately 64.41% of all of the Shares in issue as at the date hereof

“CNOOC BVI”	CNOOC (BVI) Limited, a company incorporated in the British Virgin Islands with limited liability, a wholly-owned indirect subsidiary of CNOOC and the controlling shareholder of the Company

“CNOOC EnerTech”	CNOOC Energy Technology & Services Limited (中海油能源發展股份有限公司), a company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”	CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and the New York Stock Exchange

“Comprehensive Framework Agreement”	the Comprehensive Framework Agreement dated 1 November 2010 entered into between the Company and CNOOC in relation to the Continuing Connected Transactions

“Continuing Connected Transactions”
the continuing connected transactions between the Group and CNOOC and/or its Associates as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this announcement

“Director(s)”	director(s) of the Company

“Existing Waiver”
the approval by the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions between the Group and CNOOC and/or its Associates, subject to the conditions set out in the 2007 Circular

“Extraordinary General Meeting”	the extraordinary general meeting of the Company to be held to approve the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps)

“Group”	the Company and its subsidiaries from time to time

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”
an independent committee of the Board comprising Mr. Edgar W. K. Cheng, Mr. Chiu Sung Hong, Mr. Lawrence J. Lau, Mr. Tse Hau Yin, Aloysius and Mr. Wang Tao, the independent non-executive Directors, formed for the purpose of advising the Independent Shareholders in relation to the Non-exempt Continuing Connected Transactions (including the relevant Proposed Caps)

“Independent Financial Adviser” or “Somerley”
Somerley Limited, a corporation licensed to carry out type 1 (dealings in securities), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) regulated activities under the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), is the independent financial adviser to the Independent Board Committee and the Independent Shareholders

“Independent Shareholders”	Shareholders of the Company other than CNOOC and its Associates

“JLLSL”	Jones Lang LaSalle Sallmanns Limited, an independent property valuer

“Listing Rules”	The Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“Non-exempt Continuing Connected Transactions”
the Continuing Connected Transactions other than those under the categories of “Provision of marketing, management and ancillary services from CNOOC and/or its Associates to the Group” and “Provision of management, technical, facilities and ancillary services, including the supply of materials by the Group to CNOOC and/or its Associates”, as set out in the section headed “Continuing Connected Transactions under the Comprehensive Framework Agreement” in this announcement

“OOGC”	Overseas Oil and Gas Corporation, Ltd., a company incorporated in Bermuda with limited liability and a wholly-owned subsidiary of CNOOC

“PRC”	The People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Cap(s)”
the proposed maximum annual aggregate value for each of the Continuing Connected Transactions of the Company in respect of 2011 to 2013 as set out in the section headed “Proposed Caps and Rationale” in this announcement

“Relevant Category”
the “Provision of exploration and support services” category of continuing connected transactions between the Group and CNOOC and/or its Associates, which involves the provision of services by CNOOC and/or its Associates to the Group on exploration operations

“Shares”	share(s) of HK$0.02 each in the share capital of the Company

“Shareholders”	Registered holder(s) of the Shares

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

By Order of the Board CNOOC Limited Jiang Yongzhi Joint Company Secretary

Hong Kong, 1 November 2010

As at the date of this announcement, the Board comprises of:

Executive Directors	Independent Non-executive Directors
Yang Hua (Vice Chairman)	Edgar W. K. Cheng
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao

Non-executive Directors
Fu Chengyu (Chairman)
Zhou Shouwei
Wu Zhenfang